Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$2,750,000.00	$84.43

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $1,051,242.49 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $84.43 is offset against the registration fee due for this offering and of which $1,051,158.06 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement To prospectus dated May 30, 2006, prospectus supplement dated May 30, 2006, product supplement no. 20-I dated August 7, 2007 and underlying supplement no. 900 dated August 7, 2007	Registration Statement no. 333-134553 Dated August 10, 2007 Rule 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.

$2,750,000

Principal at Risk Buffered Return Enhanced Notes Linked to a Basket of International Indices

Summary Description

The Principal at Risk Buffered Return Enhanced Notes Linked to a Basket of International Indices (the “Notes”) are designed for investors who seek buffered risk and potentially enhanced returns (up to a maximum percentage of 57.50%) from leveraged exposure, from the Pricing Date to the Valuation Date, to a diversified basket of international indices (the “Basket”). Investments that are partially buffered against market declines can help reduce portfolio risk while maintaining enhanced participation in equities, with a potential return, in the case of the Notes, that is capped at 57.50%. The Basket, which consists of the Dow Jones EURO STOXX 50® Index, the Nikkei 225SM Index, the MSCI Singapore Free IndexSM and the MSCI TaiwanSM Index, also allows investors the opportunity for diversification. Investors should be willing to forgo interest and dividend payments during the term of the Notes and, if the Basket declines by more than 10%, be willing to lose some or all of their principal. The Notes do not have direct foreign currency exposure with respect to any of the indices.

Issuer:	Lehman Brothers Holdings Inc. (A1, A+, AA-)†
Issue Size:	$2,750,000
Pricing Date:	August 10, 2007
Settlement Date:	August 15, 2007
Valuation Date:	August 11, 2010††
Maturity Date:	August 15, 2010††
Term:	3 years
Basket:	The Notes are linked to a basket consisting of the Dow Jones EURO STOXX 50® Index, the Nikkei 225SM Index, the MSCI Singapore Free IndexSM and the MSCI TaiwanSM Index (each, a “Basket Index” and, collectively, the “Basket Indices”).
Index Weightings:	The Index Weightings of the four Basket Indices (each, an “Index Weighting” and, collectively, the “Index Weightings”) are as follows:
	Dow Jones EURO STOXX 50® Index Nikkei 225SM Index MSCI Singapore Free IndexSM MSCI TaiwanSM Index	25.00% 25.00% 25.00% 25.00%
Buffer Amount:	10%
Participation Rate:	200%
Leverage Factor:	1.11111
Maximum Total Return:	57.50%
No Interest Payments:	There will be no interest payment during the term of the Notes.
Payment at Maturity
(per $1,000):	If the Basket Return is positive, you will receive a cash payment that provides you with a return on your investment equal to the product of the Basket Return multiplied by the Participation Rate, subject to a Maximum Total Return of 57.50%. If the product of the Basket Return and the Participation Rate is greater than the Maximum Total Return, you will receive $1,000 × (100% + Maximum Total Return) per $1,000 principal amount Note, which would entitle you to a maximum payment at maturity of $1,575.00 for every $1,000 principal amount Note that you hold. Accordingly, if the Basket Return is positive, you will receive a cash payment per $1,000 principal amount Note calculated as follows:
$1,000 + ($1,000 × Basket Return × Participation Rate)
provided, however, that in no event will you receive more than $1,575.00 per $1,000 principal amount Note.

If the Basket Return is negative, but its absolute value does not exceed the Buffer Amount, your principal will be fully protected. Accordingly, if the Basket Return is less than or equal to zero and greater than or equal to -10%, you will receive a cash payment of $1,000 per $1,000 principal amount Note.
If the Basket Return is negative, and its absolute value exceeds the Buffer Amount, your investment will have leveraged downside exposure to any decline in the Basket beyond the Buffer Amount. If the Basket Return is less than -10%, you will lose 1.11111% per $1,000 principal amount Note for every 1% that the Basket Ending Level declines beyond 10% from the Basket Starting Level. Accordingly, if the Basket Return is less than -10%, you will receive a cash payment per $1,000 principal amount Note calculated as follows:
$1,000 + [$1,000 × (Basket Return + 10%) × 1.11111].

You will lose some or all of your investment at maturity if the Basket Ending Level is below the Basket Starting Level by more than 10%.
Basket Return:	Basket Ending Level – Basket Starting Level Basket Starting Level
Basket Starting Level:	1,000
Basket Ending Level:

The Basket closing level on the Valuation Date. On the Valuation Date, the Basket closing level will be calculated as follows:

1,000 × [1+ (the Dow Jones EURO STOXX 50® Index Return × 25.00%)

+ (the Nikkei 225SM Index Return × 25.00%)

+ (the MSCI Singapore Free IndexSM × 25.00%) + (the MSCI TaiwanSM Index × 25.00%)]

The “Dow Jones EURO STOXX 50® Index Return,” the “Nikkei 225SM Index Return,” the “MSCI Singapore Free IndexSM Return” and the “the MSCI TaiwanSM Index Return” are the performances of the respective Basket Indices, expressed as percentages, from the respective Basket Index closing levels on the Pricing Date to the respective Basket Index closing levels on the Valuation Date.

Denominations:	$1,000 per Note and integral multiples of $1,000 in excess thereof
Minimum Investment:	$10,000
CUSIP:	52517P4V0
ISIN:	US52517P4V08
†	Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.
††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 20-I.

Investing in the Principal at Risk Buffered Return Enhanced Notes Linked to a Basket of International Indices involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 20-I, “ Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 900 and “Selected Risk Factors” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 20-I, underlying supplement no. 900 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees (2)	Proceeds to Us
Per Note	$1,000.00	$17.50	$982.50
Total	$2,750,000.00	$48,125.00	$2,701,875.00

(1)

The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)	Lehman Brothers Inc. may use these fees to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

August 10, 2007	MTNI343

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this pricing supplement together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 20-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 900 (which describes each of the Basket Indices, as defined herein, including risk factors specific to each). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 20-I, underlying supplement no. 900, this pricing supplement and any other relevant terms supplement and any relevant free writing prospectus for complete details. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. To the extent that there are any inconsistencies among the documents listed below, this pricing supplement shall supersede product supplement no. 20-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 20-I and “Risk Factors” in the accompanying underlying supplement no. 900, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Product supplement no. 20-I dated August 7, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507173780/d424b2.htm

•	Underlying supplement no. 900 dated August 7, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507173800/d424b2.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•

Appreciation Potential: The Notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by the Participation Rate of 200%, up to the Maximum Total Return of 57.50%, or $1,575.00 for every $1,000 principal amount Note. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Limited Protection Against Loss: Payment at maturity of the full principal amount of the Notes is protected only against a decline of up to 10% from the Basket Starting Level. If the Basket Ending Level represents a decline of more than 10% from the Basket Starting Level, for every 1% decline of the Basket beyond 10%, you will lose an amount equal to 1.11111% of the principal amount of your Notes.

•

Diversification Among the Basket Indices: The return on the Notes is linked to a Basket consisting of the Dow Jones EURO STOXX 50® Index, the Nikkei 225SM Index, the MSCI Singapore Free IndexSM and the MSCI TaiwanSM Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX Index, which includes stocks selected from the Eurozone. The Nikkei 225SM Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange, representing a broad cross-section of Japanese industries. The MSCI Singapore Free IndexSM targets an 85% free float adjusted market representation level within each industry group in Singapore. The MSCI TaiwanSM Index targets an 85% free float adjusted market representation level within each industry group in Taiwan. For additional information about each Basket Component, see the information set forth under “The Dow Jones EURO STOXX 50® Index,” “The Nikkei 225SM Index,” “The MSCI Singapore Free IndexSM” and “The MSCI TaiwanSM Index” in the accompanying underlying supplement no. 900.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as a cash-settled financial contract, rather than as a debt instrument. See “Certain U.S. Federal Income Tax Consequences” in product supplement no. 20-I.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Basket Indices or any of the stocks included in the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 20-I and in the “Risk Factors” section of the accompanying underlying supplement no. 900. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

•

Your Investment in the Notes May Result in a Loss: The Notes do not guarantee any return of principal at maturity. The return on the Notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed on a leveraged basis to a decline in the Basket Ending Level beyond the Buffer Amount of 10% as compared to the Basket Starting Level. YOU MAY LOSE ALL OF YOUR PRINCIPAL IF THE LEVEL OF THE BASKET DECLINES.

•

The Appreciation Potential of the Notes Is Limited by the Maximum Total Return: The appreciation potential of the Notes is limited by the Maximum Total Return of 57.50%. As a result, you will not participate in any increase in the level of the Basket, from the Basket Starting Level to the Basket Ending Level, that is greater than an increase of 28.75% (which is the Basket Return that corresponds on a leveraged basis to the Maximum Total Return).

•

Changes in the Level of the Basket Indices May Offset Each Other: The Notes are linked to a basket composed of four Basket Indices. At a time when the level of one or more Basket Indices increases, the level of one or more of the other Indices may not increase as much or may even decline. Therefore, in calculating the Basket Ending Level, increases in the level of one or more of the Basket Indices may be moderated, or more than offset, by lesser increases or declines in the level of one or more of the Basket Indices.

•

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Basket Indices would have.

•

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

The Basket Return Will Not Be Adjusted for Changes in Exchange Rates Related to the U.S. Dollar that Might Affect Any of the Indices: The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in the Dow Jones EURO STOXX 50® Index, the Nikkei 225SM Index, the MSCI Singapore Free IndexSM and the MSCI TaiwanSM Index are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes, and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay compensation of up to $17.50 per Note to the principals, agents and dealers in connection with the distribution of the Notes.

•

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us, and your ability to sell or trade the Notes in the secondary market may be limited.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Basket or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes which are linked to the Basket.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Basket on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 20-I.

•

You Must Rely on Your Own Evaluation of the Merits of an Investment in the Notes: In the ordinary course of their businesses Lehman Brothers Holdings Inc., or its respective affiliates, may from time to time express views on expected movements in the levels of the Basket, the Basket Indices or the stocks underlying the Basket Indices. These views are sometimes communicated to clients that are active participants in the equity markets. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons, may be inconsistent with the investment view implied in the Notes and are subject to change. In connection with your purchase of the Notes, you should investigate the equity markets and not rely on views that may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to the future performance of the Basket, the Basket Indices or the stocks underlying the Basket Indices.

•

The Basket Ending Level Will be Based on the Closing Level of the Basket Indices on a Single Valuation Date, and You Will Not Benefit from Higher Basket Index Levels on the Maturity Date or at Any Other Time during the Term of the Notes: Because the Basket Ending Level is calculated based on the closing level of the Basket Indices on a single Valuation Date shortly prior to the Maturity Date, your return may be adversely affected by a sudden or temporary decline in the closing level of the Basket Indices on the Valuation Date. Conversely, you will not benefit from higher Basket Index levels on the Maturity Date or at any other time during the term of the Notes. As a result, you may receive a lower payment at maturity than you would receive if you were to invest directly in the stocks underlying the Basket Indices, or in contracts relating to the Basket Indices or the stocks underlying the Basket Indices, and if you were to liquidate such investment on, or if the payment on such investment were to be determined by reference to, a date or time other than the close of trading on the Valuation Date. This difference could be particularly large if there were a significant increase in the level of the Basket prior to or after the Valuation Date, if there were a significant decrease in the level of the Basket around the time of the Valuation Date or if there were significant volatility in the level of Basket during the term of the Notes (especially on dates near the Valuation Date).

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical payment amount on the Notes at their maturity, for a hypothetical range of performances of the Basket for Basket Returns from -100% to 100%. The table reflects a Basket Starting Level of 1,000.00, a Maximum Total Return of 57.50%, a Participation Rate of 200% and a Leverage Factor of 1.11111. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not represent the actual payment at maturity. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Basket Return	Hypothetical Basket Ending Value	Hypothetical Total Payment at Maturity per $1,000 Note	Hypothetical Total Rate of Return	Hypothetical Annualized Pre-Tax Rate of Return
-100%	0.00	$0.00	-100.00%	-100.00%
-75%	250.00	$277.78	-72.22%	-34.75%
-50%	500.00	$555.56	-44.44%	-17.79%
-45%	550.00	$611.11	-38.89%	-15.14%
-40%	600.00	$666.67	-33.33%	-12.64%
-35%	650.00	$722.22	-27.78%	-10.28%
-30%	700.00	$777.78	-22.22%	-8.04%
-25%	750.00	$833.33	-16.67%	-5.90%
-20%	800.00	$888.89	-11.11%	-3.85%
-15%	850.00	$944.44	-5.56%	-1.89%
-10%	900.00	$1,000.00	0.00%	0.00%
-5%	950.00	$1,000.00	0.00%	0.00%
0%	1,000.00	$1,000.00	0.00%	0.00%
5%	1,050.00	$1,100.00	10.00%	3.23%
10%	1,100.00	$1,200.00	20.00%	6.27%
15%	1,150.00	$1,300.00	30.00%	9.14%
20%	1,200.00	$1,400.00	40.00%	11.87%
25%	1,250.00	$1,500.00	50.00%	14.47%
30%	1,300.00	$1,575.00	57.50%	16.35%
35%	1,350.00	$1,575.00	57.50%	16.35%
40%	1,400.00	$1,575.00	57.50%	16.35%
45%	1,450.00	$1,575.00	57.50%	16.35%
50%	1,500.00	$1,575.00	57.50%	16.35%
75%	1,750.00	$1,575.00	57.50%	16.35%
100%	2,000.00	$1,575.00	57.50%	16.35%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total payments at maturity set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Basket Starting Level of 1,000 to the Basket Ending Level of 1,050. Because the Basket Ending Level of 1,050.00 is above the Basket Starting Level of 1,000 and the Basket Return of 5% multiplied by 200% does not exceed the Maximum Total Return of 57.50%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (5% × 200%)] = $1,100

Example 2: The level of the Basket increases from the Basket Starting Level of 1,000 to a Basket Ending Level of 1,750. Because the Basket Ending Level of 1,750 is above the Basket Starting Level of 1,000 and the Basket Return of 75% multiplied by 200% exceeds the Maximum Total Return of 57.50%, the investor receives a payment at maturity of $1,575.00 (the maximum payment on the Notes) per $1,000 principal amount Note.

Example 3: The level of the Basket decreases from the Basket Starting Level of 1,000 to a Basket Ending Level of 950. Because the level of the Basket has declined from the Basket Starting Level of 1,000 and the percentage decline, 5%, does not exceed the Buffer Amount of 10%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 4: The level of the Basket decreases from the Basket Starting Level of 1,000 to a Basket Ending Level of 800. Because the level of the Basket has declined from the Basket Starting Level of 1,000 and the percentage decline, 20%, exceeds the Buffer Amount of 10%, the investor will receive a payment at maturity of $888.89 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (-20% + 10%) × 1.11111] = $888.89

Historical Information

The following graphs set forth the daily historical closing levels of each Basket Index from August 10, 2002 through August 10, 2007. The closing level of the Dow Jones EURO STOXX 50® Index on August 10, 2007 was 4,161.29. The closing level of the Nikkei 225SM Index on August 10, 2007 was 16,764.09. The closing level of the MSCI Singapore Free IndexSM on August 10, 2007 was 413.25. The closing level of the MSCI TaiwanSM Index on August 10, 2007 was 343.30.

We obtained the various Basket Index closing levels below from Bloomberg Financial Markets, and, accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Basket Indices should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Valuation Date. We cannot give you assurance that the performance of the Basket Indices will result in any amount in excess of the principal amount.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc., and the Lehman Brothers Inc. has agreed to purchase, all of the Notes at the price indicated on the cover of this pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the Notes initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the Notes, up to $412,500.00 additional aggregate principal amount of Notes solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional Notes. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings Inc. would be $3,162,500.00, $55,343.75 and $3,107,156.25, respectively.

We have, or our affiliate has, entered into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate will earn additional income as a result of payments pursuant to the swap or related hedge transactions.